

25003206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67319

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CBRE Capital Advisors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2121 N. Pearl Street, Suite 300
(No. and Street)

Dallas	**TX**	**75201**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Potter	**214-863-4255**	**scott.potter@cbre.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

550 South Hope Street, Suite 1500	**Los Angeles**	**CA**	**90071**
(Address)	(City)	(State)	(Zip Code)

10/20/2003		**185**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Potter _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CBRE Capital Advisors, Inc. _____, as of 4/28 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> PHOEBE FONSECA
> Notary Public, State of Texas
> Comm. Expires 12-16-2028
> Notary ID 135204614

Notary Public

Signature:

Title:
President and CCO

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
CBRE Capital Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of CBRE Capital Advisors, Inc. (the Company) as of December 31, 2024, the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in



conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2008.

Los Angeles, California
April 28, 2025

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Consolidated Statement of Financial Condition

December 31, 2024

Assets

Cash	$	27,370,389
Accounts receivable		3,744,987
Notes receivable, net of unamortized discount		1,867,412
Capitalized signing bonus, net of accumulated amortization		1,557,750
Receivable from parent		617,948
Property and equipment, net of accumulated amortization		754
Intangible assets, net of accumulated amortization		4,426,795
Goodwill		8,078,868
Total assets	$	47,664,903

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	11,905,376
Deferred purchase consideration		2,362,032
Total liabilities	$	14,267,408
Common stock, $.01 par value per share – 1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2024.		1
Additional paid-in capital		42,372,959
Accumulated deficit		(8,975,465)
Total stockholder's equity		33,397,495
Total liabilities and stockholder's equity	$	47,664,903

See accompanying notes to consolidated financial statements.

3

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Consolidated Statement of Operations

Year ended December 31, 2024

Revenues:		
Consulting	$	33,654,578
Marketing fees		206,800
Reimbursable expenses		95,332
Interest Income		565,945
Total revenues		34,522,655
Expenses:		
Compensation and benefits		24,199,932
Other expense		6,552,851
Indirect costs		7,908,101
Audit fees		176,700
Total expenses		38,837,584
Loss before income taxes		(4,314,929)
Income tax benefit		1,011,624
Net loss	$	(3,303,305)

See accompanying notes to consolidated financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2024

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares outstanding	Amount			
Balance as of December 31, 2023	100	$ 1	14,305,076	(5,672,160)	8,632,917
Merger with CBRE Securities, LLC	-	-	15,293,534	-	15,293,534
Capital contributions from Parent	-	-	13,500,000	-	13,500,000
Tax benefit distributions to Parent	-	-	(725,651)	-	(725,651)
Net loss	-	-	-	(3,303,305)	(3,303,305)
Balance as of December 31, 2024	100	$ 1	42,372,959	(8,975,465)	33,397,495

See accompanying notes to consolidated financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Consolidated Statement of Cash Flows

Year ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(3,303,305)
Adjustments to reconcile net loss to net cash used by operating activities		
Accretion of discount on notes receivable		(68,973)
Amortization of capitalized signing bonus		129,015
Amortization of deferred purchase consideration		128,496
Income tax benefit		(1,011,518)
Amortization of Intangibles		722,028
Changes in operating assets and liabilities:		
Accounts receivable		(535,956)
Notes receivable		(576,696)
Due to/from Parent		(4,062,084)
Prepaid expense		27,768
Accounts payable and accrued liabilities		7,876,095
Net cash used in operating activities		(675,130)
Cash flows from investing activities:		
Cash acquired from merger with CBRE Securities, LLC		7,846,402
Net cash provided by investing activities		7,846,402
Cash flows from financing activities:		
Capital contribution		13,500,000
Net cash provided by financing activities		13,500,000
Net increase in cash		20,671,272
Cash at beginning of year		6,699,118
Cash at end of year	$	27,370,390
Supplemental disclosure of noncash investing and financing activities:		
Tax benefit distributions to Parent	$	(725,651)
Net assets acquired from merger with CBRE Securities, LLC, excluding cash		7,447,132

See accompanying notes to consolidated financial statements.

6

(1) Organization and Nature of Operations

CBRE Capital Advisors, Inc. (the Company) is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and became a registered broker-dealer under the Securities Exchange Act of 1934 in October 2006. The Company, a Delaware corporation, was capitalized in January 2006 as a wholly owned subsidiary of Trammell Crow Company. On December 20, 2006, Trammell Crow Company was acquired by CBRE Group, Inc. (the Parent or CBRE), at which time the Company became a wholly owned subsidiary of CBRE. The Company may engage in the following business activities: (1) selling limited partnerships in primary distributions; (2) offering and facilitating secondary transactions in units of unlisted and privately placed real estate funds; (3) private placement of securities; (4) other investment banking and corporate finance advisory services (5) mergers and acquisitions advisory services; (6) engage in research activities, which includes preparing and distributing research reports in equity and debt securities; and (7) underwriter or selling group participant (corporate securities other than mutual funds) for firm commitment offerings. The Company does not sell securities to customers.

(2) Sera Global Securities Acquisition

During the year ended December 31, 2024, the Company identified an immaterial error related to a 2023 acquisition that was not initially recorded in the December 31, 2023 consolidated financial statements.

In October 2023, the Company entered into a subcontracting agreement with Sera Global Securities US LLC, and Sera Global Real Estate Group US LLC (together "Sera") to provide placement agent, strategic business transactional advisory, private wealth platform and/or related services to various clients in exchange for a fee that is shared between the Company and Sera. This agreement was treated as a business combination under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, *Business Combinations*, and was accounted for using the acquisition method of accounting. The fair value of consideration transferred consisted of contingent consideration of $2,233,536. The contingent consideration relates to an earnout provision whereby the seller may receive an additional cash payment subsequent to each of the years ended December 31, 2024 through 2030 if certain revenue targets of the Company are achieved. The amount recorded in connection with the consummation of the transaction represents the estimated fair value of the liability as of that date and may be subject to subsequent adjustments, recognized in earnings, over the seven-year term of the earnout.

In connection with the acquisition of Sera, the Company recorded a customer backlog intangible asset of $1,181,193, which has a useful life of three years, goodwill of $1,338,316, which is indefinite lived, and a deferred tax liability of $285,973.

Stockholder's equity as of December 31, 2023 decreased $98,433, which represents amortization expense that should have been recognized during the year ended December 31, 2023 related to the customer backlog intangible asset.

As of December 31, 2024, the fair value of the contingent consideration was $2,362,033. The change in fair value was recorded within other expense on the accompanying consolidated statement of operations.

(Continued)

(3) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of these policies.

(b) Cash

The cash account balance is held at a financial institution and periodically exceeds the $250,000 Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of the FDIC insurance coverage.

(c) Revenue Recognition

The Company records revenue from its various sources using the methods indicated below. In determining the method for recognition, the Company considered the terms of the contracts and agreements with its customers, including details of performance obligations and payments terms. The Company also considered the lack of any variable consideration features in the nature of the revenue they receive when concluding that they have no remaining unsatisfied performance obligations in relation revenue recorded during the fiscal year.

i) Consulting Revenue:

Consulting services include the distribution of limited partnership interests, offering and facilitating transactions in units of unlisted real estate funds, the private placement of securities, as well as other investment banking advisory and underwriting services. For each such service, the revenue is recognized on the completion of the contract (or trade date), as the Company believes their performance obligation has been satisfied and the risks and rewards of ownership have been transferred to the customer and/or the customer has obtained the control and benefit of the service provided. As part of consulting revenue the Company may also provide advisory services over a period of time. For such services, the revenue is recognized ratably over the period of time when such services are provided. To the extent payment is received at the commencement of the service period, the revenue is deferred until the performance obligation has been satisfied.

To the extent payments on such consulting services are due in excess of 12 months, they are deemed to have a significant financing component, and revenue is recorded based on such payment amounts discounted at a rate approximating the implied cost of capital, which was 5% for 2024. Amounts due for such services are reflected as notes receivable on the accompanying statement of financial condition.

(Continued)

ii) Marketing Revenue:

As noted within "Related-Party Transactions," the Company provides marketing services for certain of CBRE Investment Management', LLC's (CBRE Investment Management) investment funds and supervision of registered representatives, in return for an annual fixed fee that is not contingent on subscriptions or investments made by investors. The Company believes that the performance obligation for such services is satisfied over time as the affiliates are receiving and consuming the benefits as they are provided by the Company. As such, fees are recognized pro rata over the performance period as the services are provided.

iii) Reimbursable Revenue:

The Company's contracts with customers allows the Company to receive reimbursement for costs incurred including third party expenses for real estate consulting or valuation, legal, or accounting and other out of pocket expenses such as travel, meals, accommodations, telephone, photocopying, data services, courier and supplies. Such revenues are recognized at that point in time that the expense has been incurred, to the extent the Company elects to seek reimbursement.

(d) Amortization of Discount

Discounts to the face amount of notes receivable are amortized using the straight-line method over the lives of the respective notes receivable. The straight-line method approximates the effective interest method.

(e) Goodwill and Other Intangible Assets

Acquisitions of businesses require the application of purchase accounting, which results in tangible and identifiable intangible assets and liabilities of the acquired entity being recorded at fair value. The difference between the purchase price and the fair value of net assets acquired is recorded as goodwill. Deferred purchase consideration arrangements granted in connection with a business combination are evaluated to determine whether all or a portion is, in substance, additional purchase price or compensation for services. Additional purchase price is added to the fair value of consideration transferred in a business combination and compensation is included in operating expenses in the period it is incurred.

The Company evaluates goodwill for impairment at least annually. The Company considers qualitative and quantitative factors while performing its annual test of goodwill. The Company first assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill of the reporting unit. If the qualitative assessment indicates that it is more likely than not that goodwill is not impaired, no further test is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company determined it operates in one reporting unit.

(f) *Compensation and Benefits*

The majority of the Company's operating expenses are related to compensation for employees, which include salaries, benefits, and bonuses. Compensation expense is recognized as period costs on the accompanying consolidated statement of operations. As of December 31, 2024, the Company recorded accrued bonuses of $9,359,949, which is included in accounts payable and accrued liabilities on the accompanying consolidated balance sheet.

(g) *Income Taxes*

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC 740-10, *Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if the probability of the positions being sustained is more likely than not. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized and changes in recognition of measurement are reflected in the period in which the change in judgment occurs. The U.S. federal income tax returns, as part of CBRE's consolidated tax returns, for years 2017 through 2020 were under audit by the Internal Revenue Service. On February 13, 2024, CBRE was notified by the Internal Revenue Service that they have completed the audit for tax years 2016 through 2019, and the closure of this audit had no impact to the Company's consolidated financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expenses. During the year ended December 31, 2024, the Company did not incur expenses related to interest and penalties.

(h) *Use of Estimates*

The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

(i) *Recent Accounting Pronouncements*

In November 2023, the FASB issued Accounting Standards Update 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* (ASU 2023-07), which requires public entities to disclose information about their reportable segments' significant expenses and other

segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07. The Company adopted ASU 2023-07 during the year ended December 31, 2024, which resulted in enhanced disclosures regarding the Company's single operating segment

(4) Goodwill and Other Intangible Assets

Goodwill and intangible assets as of December 31, 2024 consist of the following:

	Gross Carrying Amount	Accumulated Amortization	Net carrying value	Weighted average remaining useful life
Goodwill	$ 8,078,868	—	8,078,868	
Customer relationships	$ 4,440,000	(2,606,667)	1,833,333	2.5
Non-compete agreements	3,720,000	(1,914,000)	1,806,000	3.5
Customer backlog	1,181,193	(393,731)	787,462	2.0
Total intangible assets	$ 4,901,193	(2,307,731)	4,426,795	

Future estimated aggregate amortization expense for intangible assets subject to amortization for the years ending December 31 is as follows:

2025	$	1,673,921
2026		1,646,921
2027		859,524
2028		246,429
	$	4,426,795

The following table summarizes the changes in the carrying amount of goodwill for the year ended December 31, 2024:

Balance as of December 31, 2023	1,338,508
CBRE Securities merger	6,740,360
Balance as of December 31, 2024	8,078,868

There were no impairment losses relating to goodwill or other acquisition-related intangible assets recorded during the year ended December 31, 2024.

(Continued)

(5) Related-Party Transactions

The Company has an agreement with the Parent whereby the Parent will pay the majority of expenses on behalf of the Company. Monthly, the company will reimburse the parent for these expenses. The expenses primarily include:

Compensation and Benefits	$ 24,199,932
Technology	64,978
Professional dues & subscriptions	640,447
Directly reimburseble expenses	2,165,890
Occupancy	548,368
Legal	1,474,345
Other	918,248
	$ 30,012,209

During the year ended December 31, 2024, the Company made an overpayment to its parent of $617,948, which is reflected as receivable from Parent on our consolidated statement of financial condition.

The Company engages affiliates of CBRE under separate consulting agreements to provide real estate consulting and/or valuation services for select client engagements. In total, the Company incurred $7,908,101, which is included as indirect costs on the accompanying consolidated statement of operations, for costs incurred from affiliates of CBRE for services provided during the year ended December 31, 2024.

In October 2023, the Company entered into a subcontracting agreement with Sera Global Securities US LLC, and Sera Global Real Estate Group US LLC (together "Sera") to provide placement agent, strategic business transactional advisory, private wealth platform and/or related services to various clients in exchange for a fee. Sera is an affiliate of the Parent. During the year ended December 31, 2024, the Company recognized $4,072,002 of revenue from this arrangement, which is included in consulting revenues on the accompanying consolidated statement of operations.

CBRE Investment Management is an investment adviser registered with the Securities and Exchange Commission (SEC). The marketing and placement of interests is conducted by certain employees of CBRE Investment Management who are also registered representatives of the Company, pursuant to an agreement between CBRE Investment Management and the Company. The Company provides marketing services for certain CBRE Investment Management's investment funds and supervision of the registered representatives, in return for a fixed fee that is not contingent on subscriptions or investments made by investors. The Company received $206,800 under this agreement for its services for the year ended December 31, 2024, which is included in marketing fees on the accompanying statement of operations.

(6) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2024, the Company had net capital of $22,462,930 for regulatory purposes, which was $22,135,766 in excess of its required net capital of $327,164.

The Company is exempt from the provisions for Rule 15c3-3 under paragraph (k)(2)(i) of the rule because the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities if received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company may also have other business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 which include (1) selling limited partnerships in primary distributions; (2) offering and facilitating secondary transaction in units of unlisted and privately placed real estate funds; (3) private placement of securities; and (4) other investment banking and corporate finance advisory services.

(7) Income Taxes

The income tax benefit consisted of the following components:

Current		
Federal	$	(819,751)
State		(192,053)
Total current income tax benefit	$	(1,011,624)

The Company files a consolidated income tax return with the Parent on a calendar year basis, in which there is a tax sharing arrangement existing between the Company and the Parent. The income tax benefits generated from the net operating losses, and any deferred tax assets or liabilities that were recorded during the year ended December 31, 2024, would be fully utilized by the Parent in the consolidated income tax filings for 2024. Accordingly, the income tax benefits relating to such have been reflected as a reduction to additional paid-in capital on the accompanying financial statements.

(8) Commitments and Contingencies

The Company may be involved in legal actions from time to time that are incidental to its business, including without limitation, client complaints, employment related disputes, regulatory actions, or other matters. The Company does not expect that any such matters, either pending or threatened, as of December 31, 2024 will have a material adverse effect on its financial condition, future operating results, or liquidity.

(9) Merger with CBRE Securities, LLC

On January 1, 2024, the Company combined business operations with CBRE Securities, LLC, an affiliated, registered broker dealer. As the merger represents a transaction between entities under common control, the

assets acquired and liabilities assumed by the Company were recorded at book value, with net assets being recorded as a contribution within the consolidated statement of changes in stockholder's equity. The net assets acquired are shown below.

Cash	$	7,846,402
Accounts receivable		1,758,805
Intangible assets		4,066,064
Goodwill		6,740,360
Account payable and accrued liabilities		(5,118,097)
	$	15,293,534

(10) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operating decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's significant expenses are presented on the accompanying consolidated statement of operations.

(11) Subsequent Events

The Company evaluated events occurring after December 31, 2024 and through April 28, 2025, the date the financial statements were issued, to determine whether any items were noted, which necessitated adjustment to or disclosure in the financial statements. No such subsequent events were identified.

(Continued)

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

December 31, 2024

Total stockholder's equity	$	33,397,495
Deductions and/or charges:		
Nonallowable assets - accounts and notes receivable		(7,170,149)
Nonallowable assets - payable to parent		(617,948)
Nonallowable assets - goodwill and other intangible assets		(12,506,417)
Additions and/or credits:		
Discretionary liabilities - accrued bonuses and profit sharing		9,359,949
Net capital	$	22,462,930
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6⅔% of aggregate indebtedness)		327,164
Net capital in excess of minimum requirement	$	22,135,766
Computation of aggregate indebtedness		
Accounts payable and accrued liabilities less accrued bonuses and profit sharing		2,545,427
Deferred purchase consideration		2,362,032
Total aggregate indebtedness		4,907,459
Ratio of aggregate indebtedness to net capital		21.85%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of
December 31, 2024 as filed by CBRE Capital Advisors, Inc. on Form X-17A-5 on January 27, 2025
and amendment dated April 14, 2025. Accordingly, no reconciliation is deemed necessary.
See accompanying report of independent registered public accounting firm.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation for Determination of the Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule and the Company's other business activities contemplated Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 which include (1) private placement of securities; and (2) other investment banking advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise hold funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-2) through the most recent fiscal year. Accordingly, the Company has not included the schedule "Computation for Determination of the Reserve Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission

in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule and the Company's other business activities contemplated Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 which include (1) private placement of securities; and (2) other investment banking advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise hold funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-2) through the most recent fiscal year. Accordingly, the Company has not included the schedule "Information Relating to Possession or Control Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
CBRE Capital Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of CBRE Capital Advisors, Inc. (the Company) for the year ended December 31, 2024.The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024.



Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Los Angeles, California
April 28, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME

SEC No.

CBRE CAPITAL ADVISORS INC

8-67319

For the fiscal period beginning _____ 1/1/2024 _____ and ending __ 12/31/2024 __

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 34,522,654.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 34,522,654.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
	c Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**	$ 34,522,654.00
8	Multiply line 7 by .0015. This is your **General Assessment.**	$ 51,783.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 21,764.00
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 21,764.00
d	Add lines 11a through 11c	$ 21,764.00
12	**LESSER** of line 10 or 11d.	$ 21,764.00
13 a	Amount from line 8	$ 51,783.00
b	Amount from line 9	$ 0.00
c	Amount from line 12	$ 21,764.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**	$ 30,019.00
14	Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.	$ 30,019.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-67319	*Designated Examining Authority* DEA: FINRA	*FYE* 2024	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	CBRE CAPITAL ADVISORS INC 2121 N. PEARL STREET SUITE 300 DALLAS, TX 75201		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CBRE CAPITAL ADVISORS INC	Richard Mattera
(Name of SIPC Member)	(Authorized Signatory)
1/31/2025	rich.mattera@acaglobal.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CBRE Capital Advisors, Inc.:

We have reviewed management's statements, included in the accompanying CBRE Capital Advisors, Inc. Exemption Report (the Exemption Report), in which CBRE Capital Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) private placement of securities; and (2) other investment banking advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Los Angeles, California
April 28, 2025

CBRE

Scott Potter
President

CBRE Capital Advisors, Inc.
Member FINRA/SIPC

2121 Pearl Street, Suite 300
Dallas, TX 75201

214 863 4255 Tel
214 863 3125 Fax

scott.potter@cbre.com
www.cbrecap.com

EXEMPTION REPORT

April 15, 2025

Ladies and Gentlemen:

CBRE Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i):

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No, 34-70073 adopting amendments to 17 C.F.R. §240-17a-5 are limited to (1) private placement of securities; and (2) other investment banking advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2024.

Sincerely,

Scott Potter
President